UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULES 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of June, 2021

GRUPO TELEVISA, S.A.B.
(Translation of registrant’s name into English)

Av. Vasco de Quiroga No. 2000, Colonia Santa Fe 01210 Mexico City, Mexico
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)
Form 20-F ☒ Form 40-F ☐
(Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).)
Yes ☐ No ☒
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).)
Yes ☐ No ☒

Investor Relations PRESS RELEASE

Unusual Share Trading Volume

Mexico City, June 21, 2021 - In relation to the trading volume of its security identified with ticker TLEVISA CPO on June 18, 2021, Grupo Televisa, S.A.B. (“Televisa” or the “Company”; NYSE:TV; BMV:TLEVISA CPO) is not aware of the reasons that may have caused this unusual share trading volume, and we understand they correspond to market conditions.

Televisa confirms that the Company did not operate its repurchase program that date; and that it is not aware that any of the members of its Board of Directors or any of its relevant executive officers participated in such trading. In the event that, after making a more exhaustive review, additional information is identified in this regard, this information will be disseminated by these means and in accordance with regulatory requirements.
This communication is made at the request of the Mexican Stock Exchange and the Mexican Banking and Securities Commission, based on the provisions of article 106 of the Securities Market Law (Ley del Mercado de Valores) and article 50, last paragraph, of the General Provisions applicable to issuers of securities and to other participants of the stock market (Disposiciones de carácter general aplicables a las emisoras de valores y a otros participantes del mercado de valores).

Disclaimer
This press release contains forward-looking statements regarding the Company’s results and prospects. Actual results could differ materially from these statements. The forward-looking statements in this press release should be read in conjunction with the factors described in “Item 3. Key Information – Forward Looking Statements” in the Company’s Annual Report on Form 20 - F, which, among others, could cause actual results to differ materially from those contained in forward-looking statements made in this press release and in oral statements made by authorized officers of the Company. Statements contained in this release relating to the COVID-19 outbreak, the impact of which on our business performance and financial results remains inherently uncertain, are forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.
About Televisa
Televisa is a leading media company in the Spanish-speaking world, an important cable operator in Mexico and an operator of a leading direct-to-home satellite pay television system in Mexico. Televisa distributes the content it produces through several broadcast channels in Mexico and in over 70 countries through 27 pay-tv brands, television networks, cable operators and over-the-top or “OTT” services. In the United States, Televisa’s audiovisual content is distributed through Univision Communications Inc. (“Univision”), a leading media company serving the Hispanic market. Univision broadcasts Televisa’s audiovisual content through multiple platforms in exchange for a royalty payment. In addition, Televisa has equity representing approximately 36% on a fully-diluted basis of the equity capital in Univision Holdings, Inc., the controlling company of Univision. Televisa’s cable business offers integrated services, including video, high-speed data and voice services to residential and commercial customers as well as managed services to domestic and international carriers. Televisa owns a majority interest in Sky, a leading direct-to-home satellite pay television system and broadband provider in Mexico, operating also in the Dominican Republic and Central America. Televisa also has interests in magazine publishing and distribution, professional sports and live entertainment, feature-film production and distribution, and gaming.

Investor Relations
Rodrigo Villanueva / Tel: (52 55) 5261 2445 / rvillanuevab@televisa.com.mx
Santiago Casado / Tel: (52 55) 5261 2438 / scasado@televisa.com.mx
Media Relations
Rubén Acosta / Tel: (52 55) 5224 6420 / racostamo@televisa.com.mx
Teresa Villa / Tel: (52 55) 4438 1205 / atvillas@televisa.com.mx
www.televisair.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUPO TELEVISA, S.A.B.
(Registrant)

Dated: June 21, 2021	By	/s/ Luis Alejandro Bustos Olivares
	Name:	Luis Alejandro Bustos Olivares
	Title:	Legal Vice President and General Counsel